Exhibit 21.1

Subsidiaries of the registrant

Name	State of Incorporation or Organization
Texas Sterling Construction Co.	Delaware
Texas Sterling – Banicki, JV LLC	Texas
Road and Highway Builders, LLC	Nevada
Road and Highway Builders Inc.	Nevada
Road and Highway Builders of California, Inc.	California
Sterling Hawaii Asphalt, LLC	Hawaii
Ralph L. Wadsworth Construction Company, LLC	Utah
J. Banicki Construction, Inc.	Arizona
Tealstone Commercial, Inc.	Texas
Tealstone Residential Concrete, Inc.	Texas
Professional Plumbers Group, Incorporated	Texas
Plateau Excavation, Inc.	Georgia
LK Gregory Construction, Inc.	Tennessee
Kimes & Stone Construction, LLC	Delaware
Petillo, LLC	Delaware
Petillo NY, LLC	Delaware
Petillo MD, LLC	Delaware
Sterling Procurement Company, LLC	Louisiana
Alpha Boring and Tunneling, LLC	Georgia
Dowdy Land Surveyors, LLC	Delaware
C.W. Site Services, LLC	Delaware